EXHIBIIT 14.1


                                 [COMPANY LOGO]



                      CODE OF ETHICS FOR CERTAIN EXECUTIVES

                                DECEMBER 29, 2003

Color Imaging, Inc. (the "Company") is committed to adhering to the highest ethical standards with respect to its management and the disclosure of information in connection with the business and operations of the Company. Accordingly, the Chief Executive Office, Chief Financial Officer, Principal Accounting Officer, Controller and all persons performing similar functions on behalf of the Company are required to certify to the statements below.

In my role as the principal executive officer, principal financial officer, principal accounting officer or controller of Color Imaging, Inc. (the "Company"), I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1. I conduct myself honestly and ethically, avoiding actual or apparent conflicts of interest between personal and professional relationships.

2. I provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

3.   I comply with applicable governmental laws, rules and regulations.

4. I will promptly report violations of this Code of Ethics known to me to the Audit Committee of the Board of Directors of the Company.

5. I acknowledge that I am personally accountable for compliance with this Code of Ethics.












          4350 Peachtree Industrial Blvd, Suite 100, Norcross, GA 30071



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